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                                                                   EXHIBIT 99.1

                                 RISK FACTORS

   You should carefully consider the risks described below before voting. The risks described are not the only ones we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. You should also refer to the other information contained in this proxy statement/prospectus, including our financial statements and the related notes.

Risks Associated With the Business Combination

We May Be Unable to Quickly and Effectively Integrate Operations Which Could Materially Adversely Affect Our Combined Business, Financial Condition and Results of Operations

   Following the business combination, in order to maintain and increase profitability and operating efficiencies, we will need to integrate and coordinate certain key elements:

  . service offerings;

  . marketing and business development efforts;

  . management and other professional personnel; and

  . operational systems of Diamond and Cluster.

   We may not accomplish the integration smoothly, expeditiously or successfully. The difficulties of combining the companies' operations include:

  . the necessity of coordinating geographically separated organizations
    (Diamond is based in the United States and Cluster is based in Europe);

  . integrating organizations whose personnel have diverse business and cultural backgrounds; and

  . combining different corporate cultures.

   The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company's businesses and the loss of key personnel. We will need to dedicate management resources which may distract attention from normal operations. Employee uncertainty and lack of focus during the integration may also disrupt our businesses. If we fail to complete quickly and effectively the integration of our operations, there could be uncertainty in the marketplace or client concern regarding the impact of the business combination, which could materially adversely affect the combined businesses, financial conditions and results of operations of Diamond and Cluster.

   Among the factors considered by the Diamond and Cluster boards of directors in connection with their respective approvals of the business combination were the opportunities for economies of scale and operating efficiencies that could result from the business combination. We cannot give any assurance that these savings will be realized within the time periods contemplated or that they will be realized at all.

The Business Combination May Affect Our Ability to Hire, Train and Retain Highly Qualified Professionals Which May Cause Our Business to Suffer

   Our success following the closing will depend upon the retention of senior executives and other key employees from both Diamond and Cluster who are critical to the continued advancement, development and support of our services, ongoing sales and marketing efforts. The loss for any reason of any key executive officer or of any significant group of our client-serving professionals could negatively affect our business and prospects. As often occurs with business combinations of technology/services companies, during the pre-business combination and integration phases competitors may intensify their efforts to recruit key employees. Employee
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uncertainty regarding the effects of the business combination could also cause increased turnover. We may not be able to retain or hire key management, technical, sales or marketing personnel before or after the business combination.

We Must Build Recognition and Client Acceptance of Our New Name

   Diamond and Cluster have each invested significant efforts in building recognition and client acceptance of their names. We believe that transferring market acceptance for the Diamond and Cluster names to the new name of DiamondCluster International, Inc. will be an important aspect of our efforts to retain and attract clients.

   Promoting and maintaining name recognition will depend largely on the success of the combined company's marketing efforts and the ability of DiamondCluster following the closing to provide high quality, reliable and cost-effective services. These efforts will require significant expenses, which will affect our results of operations. In addition, although we intend to centralize our marketing efforts, a significant part of our client services will continue to be provided through individual consulting offices. Client dissatisfaction with the performance of a single office could diminish the value of our brand following the closing.

We Will Incur Significant Expenses Related to the Business Combination and the Subsequent Integration Whether or Not Completed

   The business combination will result in significant costs to Diamond and Cluster. Excluding costs associated with combining the operations of the two companies and costs associated with promoting and maintaining the new DiamondCluster name following the closing, which are difficult to estimate, direct transaction costs are estimated at approximately $20,855,000. We expect these costs to consist primarily of fees for investment bankers, attorneys, accountants, filing fees, financial printing and costs associated with discontinuing some redundant business activities. These amounts are preliminary estimates and are subject to change. The aggregate amount of these costs may be greater than currently anticipated. The substantial majority of these costs will be incurred whether or not the business combination is completed. Also, additional unanticipated expenses may be incurred in the integration of our businesses. Although we expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, we cannot assure you that these benefits will be achieved in the near term or at all.

If the Business Combination is Not Completed, Our Stock Price Could Decline

   The obligations of Diamond and Cluster to complete the business combination are subject to the satisfaction or waiver of certain conditions. See page 29 of this proxy statement/prospectus for a discussion of these conditions. These conditions might not be satisfied or waived and the business combination might not be completed. Noncompletion of the business combination would likely have a negative effect on the stock trading price of Diamond.

The Business Combination Will Dilute Your Percentage Ownership

   The business combination will dilute the percentage ownership held by our stockholders when compared to their ownership prior to the business combination. Based upon the estimated capitalization of Diamond as of August 31, 2000, the Cluster stockholders will hold approximately 20.5% of the outstanding shares of Diamond common stock after giving effect to the issuance of such shares. Diamond currently has outstanding a large number of options to purchase our capital stock, many of which have exercise prices significantly below the market price of Diamond's Class A Common Stock as of the date of this proxy statement/prospectus. When the business combination is completed, up to approximately 7,580,000 options will be granted to purchase shares of Class B Common Stock in Diamond. As a result, 36% of the authorized Diamond common stock will be held in options. To the extent these options are exercised, there will be further dilution.

Currency Exchange Rate Fluctuations Could Adversely Affect Our Results of Operations

   Approximately 93% of Cluster's revenue for the six months ended June 30, 2000 was derived from operations outside the United States. The results of operations for Diamond following the closing could be significantly affected by factors associated with international operations, such as changes in foreign currency
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exchange rates and uncertainties relative to regional economic or political circumstances, as well as by other risks sometimes associated with international operations. Since the revenue and expenses of Diamond's foreign operations will generally be denominated in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar subject us to currency translation risk with respect to the reported results of our foreign operations. Also, we may be subject to foreign currency translation risks when transactions are denominated in a currency other than the currency in which we incur expenses related to such transactions. There can be no assurance that we will not experience fluctuations in financial results from our operations outside the United States, and there can be no assurance that we will be able to reduce contractually or otherwise favorably the currency translation risk associated with our operations.

We Could Lose Clients as a Result of Uncertainty Regarding the Business Combination

   Uncertainty regarding the business combination and the ability of Diamond and Cluster to integrate effectively their operations without significant reduction in quality of service could lead some clients to select other vendors. The loss of business from significant clients could have a negative effect on our business following the closing.

General Risks Associated With Our Business

Our Revenues Could Be Adversely Affected by the Loss of a Significant Client or the Failure to Collect a Large Account Receivable

   We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of major clients. During fiscal 2000, Diamond had two clients that individually accounted for 14% and 6% of Diamond's net revenues. During the first three months of fiscal 2001, Diamond had two clients which individually accounted for 8% and 7% of our net revenues. In the three months ended June 30, 2000, Cluster had five clients that in the aggregate accounted for approximately 56% of its revenues. Four Cluster clients individually accounted for more than 10% of its 1999 revenues. From quarter to quarter, revenues from one or more individual clients may exceed 10% of our revenues for the quarter. If we lose any major clients or any of our clients cancel or significantly reduce a large project's scope, we would lose a significant amount of revenue. In addition, if we fail to collect a large account receivable, we could be subjected to significant financial exposure.

Variability of Quarterly Operating Results May Result in Reduced Prices for Our Common Stock

   We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our Common Stock. Factors that may cause our quarterly operating results to vary include:

  . the number of active client projects;

  . the requirements of client projects;

  . the termination of major client projects;

  . the loss of major clients; and

  . the timing of new client engagements and personnel cost increases.

   The timing of revenues is difficult to forecast because our sales cycle is relatively long and our services are affected by both the financial condition and management decisions of our clients and general economic conditions. A high percentage of our expenses are relatively fixed at the beginning of any period. Because our general policy is not to adjust our staffing levels based upon what we view as short-term circumstances, a variation in the timing, initiation or completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular period.
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The Absence of Long-Term Contracts With Our Clients Reduces the Predictability
of Our Revenues

   Our clients are generally able to reduce or cancel their use of our professional services without penalty and, in some circumstances, with little notice. As a result, we believe that the number of clients or the number and size of our existing projects are not reliable indicators or measures of future revenue. We have in the past provided, and are likely in the future to provide, services to clients without long-term agreements. When a client defers, modifies or cancels a project, there is no assurance that we will be able to deploy rapidly our professionals to other projects in order to minimize the underutilization of employees and the resulting adverse impact on operating results. We may not be able to replace cancelled or reduced contracts with new business with the result that our revenues may decline.

Our Chief Executive Officer Controls a Significant Portion of the Voting Rights Which Limits Your Ability to Influence Corporate Matters

   Our Chief Executive Officer controls a significant portion of our voting stock. All of the holders of our Class B Common Stock have granted proxies to our Chief Executive Officer to vote these shares. After consummation of the Cluster transaction, our current Chief Executive Officer will control, individually or by proxy, approximately 68.2% of the voting rights of our outstanding Common Stock. As a result, he will have the voting power to significantly influence the election of our board of directors and to affect all matters requiring stockholder approval. In addition, an agreement among Diamond and our partners requires that our Chief Executive Officer be selected from our partners. This significantly limits the number of qualified persons that may be considered for that office. As a result, we may not be successful in attracting future persons who are qualified to serve as our Chief Executive Officer.

Failure to Properly Manage Our Expanding Operations May Adversely Impact Our Business

   Continued rapid growth will place a significant strain on our financial and other resources and could result in significant operating losses. Since March 31, 1998, the size of our employee base has more than tripled. Further increases are anticipated in the future, either through organic growth or through the carefully targeted acquisition of companies that meet our acquisition criteria. In order to manage the growth of our professional staff, we will need to continue to improve our operational, financial and other internal systems. If our management is unable to manage growth effectively and revenues do not increase sufficiently to cover our increased expenses, our operations could be adversely affected.

If We Are Unable to Protect Our Intellectual Property Rights or If We Infringe Upon the Intellectual Property Rights of Others Our Business May Be Harmed

   Failure to secure or maintain protection of our intellectual property could adversely affect our ability to serve our clients and generate revenue. We rely on a combination of non-disclosure and other contractual agreements and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees, require that our clients enter into such agreements, and limit access to and distribution of our proprietary information. However, these efforts may be insufficient to prevent misappropriation of our proprietary information or detect unauthorized use of our intellectual property rights.

   Ownership of intellectual property developed during our client engagements is the subject of negotiation and is frequently assigned to the client. We generally retain the right to use any intellectual property that is developed during a client engagement that is of general applicability and is not specific to the client's project. Issues relating to the ownership of and rights to use intellectual property developed during the course of a client engagement can be complicated. Clients may demand assignment of ownership or restrictions on our use of the work product. In addition, disputes may arise that affect our ability to resell or reuse intellectual property. We may have to pay economic damages in these disputes which could adversely affect our business.
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Failure to Meet Client Expectations Could Result in Losses and Negative
Publicity

   A failure or inability by us or one of our subcontractors to meet a client's expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenues. Our client engagements involve the creation, implementation and maintenance of business systems and other applications that can be critical to our clients' businesses. We may be sued or unable to collect accounts receivable if a client is not satisfied with our service.

   Our client contracts may not protect us from liability for damages in the event that we are sued. In addition, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts. The successful assertion of any large claim against us or the failure by us to collect a large account receivable could result in significant financial exposure to us.

An Inability to Keep Pace with Rapidly Changing Technology May Impair Our Ability to Remain Competitive

   Our failure to develop e-commerce business services that keep pace with continuing changes in the Internet and other technology, evolving industry standards, information technology and client preferences will result in decreased demand for our services. Among our challenges in this area are the need to:

  . continue to develop our strategic and technical experience;

  . develop new services that meet changing client needs; and

  . use effectively leading technologies.

We may not be able to meet these objectives on a timely or successful basis.

Competition in Our Industry is Intense and Could Harm Our Business

   Increased competition in our industry could result in price reductions, reduced gross margins or loss of market share, any of which could seriously harm our business. The e-commerce business services market is relatively new, includes a large number of participants, is subject to rapid technological changes and is highly competitive. We compete with a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition, and greater revenues than ours. We believe that the principal competitive factors in our industry include:

  . diagnostic capabilities;

  . effectiveness of strategic business models;

  . scope of services;

  . service delivery approach;

  . technical and industry expertise;

  . perceived value; and

  . results orientation.

We believe that our ability to compete also depends in part on a number of competitive factors outside of our control, including the ability of our competitors to hire, retain and motivate senior consultants, the price at which others offer comparable services, and the extent of our competitors' responsiveness to client needs. We may not be able to compete successfully with our competitors in the future.

   In addition, there are relatively low barriers to entry in our industry. We do not own any patented technology that inhibits competitors from entering that market or providing services similar to ours. As a result, new and unknown market entrants could pose a threat to our business.
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The Price for Our Common Stock Has Been Volatile and Unpredictable

   The price for our Class A Common Stock has been volatile. Our Class A Common Stock has been listed on the Nasdaq National Market since February 1997. The closing market price of the Class A Common Stock has experienced variations, and since January 1, 1999, our high and low sales price has ranged from a high of $106.00 to a low of $10.67. The market price of our Class A Common Stock may experience fluctuations in the future for a variety of reasons. These include:

  . negative news about other publicly traded companies in our industry;

  . general economic or stock market conditions unrelated to our operating performance;

  . quarterly variations in our operating results;

  . changes in earnings estimates by analysts;

  . announcements of new contracts or service offerings by or our competitors; and

  . other events or factors.

In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology related companies. These fluctuations may continue to occur and disproportionately impact our stock price.

The Failure to Integrate or Negotiate Successfully Any Future Acquisitions Could Harm Our Business and Operating Results

   If we acquire businesses in the future and are unable to integrate successfully these businesses, it could harm our business and operating results. In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. We may be unable to identify appropriate acquisition candidates. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions which would harm our operating results.

We May Need to Raise Additional Capital in the Future Which May Not Be
Available

   We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. We were not profitable in the first two quarters of fiscal 1997. While we have been profitable since the third quarter of fiscal 1997, we may not continue to be profitable in the future. We believe that existing cash resources, the amounts available under our revolving line of credit and cash generated from operations will be sufficient to satisfy our operating cash needs at least through fiscal 2001. Any future decreases in our operating income, cash flow, or stockholders' equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations.

Future Sales of Our Common Stock in the Public Market Could Cause the Price of Our Stock to Decline

   In the future, our stockholders could sell substantial amounts of our common stock in the public market which could cause our market price to decline. A substantial number of outstanding shares of common stock and shares of our common stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities. Upon consummation of the Cluster transaction, we will have 30,801,558 shares of outstanding common stock.
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Our Charter Documents and Delaware Law May Discourage an Acquisition of
Diamond

   Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. Our charter and by-laws also provide that special stockholders meetings may be called only by our Chairman of the board of directors, by our Secretary at the direction of our board of directors, or by stockholders holding at least 30% of the voting power of the issued and outstanding shares of outstanding common stock, with the result that any third-party takeover not supported by the board of directors could be subject to significant delays and difficulties. In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

We Do Not Intend to Pay Dividends

   We have never paid any cash dividends on our common stock and do not expect to declare or pay any cash or other dividends in the foreseeable future.